FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


              CEZ Signs Contract for Majority Ownership Interest in
                    Polish Power Companies, Elcho and Skawina


Today, CEZ and representatives of US-based PSEG Global signed an agreement on the purchase of majority ownership interests in the Polish companies, Elektrownia Skawina S.A. and Elektrocieplownia Elcho Sp. z o. o., which operate power plants. CEZ has thus affirmed its success in both tender procedures for the sale of the firms, out-competing 11 global energy corporations.

"This initial success in Poland in two acquisitions at the same time is very pleasing and sends a clear signal that we have an exceptional interest in operating in the Polish market. In the wake of our successes in the Balkans, we have thus achieved our vision to become the market leader for electricity in Central and South-Eastern Europe, also with respect to the CEE region. It is all the more pleasant that we succeeded in winning both tenders, the tender for the power company, Elcho, and the tender for a share in the Skawina power plant," said Martin Roman, chairman of the board and CEO of CEZ, on occasion of the signing of the contract.

"The sale of these stakes is part of a plan which we publicly announced and are continuing to implement: to sell off our foreign interests in tender procedures where attractive opportunities arise," said Robert Dougherty, president of PSEG Energy Holdings, the parent company of PSEG Global.

"Both power plants are located in an area of Poland that is enjoying highly dynamic development, which is good news both with regard to electricity supplies and, in particular, with regard to heat supplies. Moreover, both plants are not far from "our" Detmarovice facility (50 and 100 km, respectively), which is an advantage for future synergies. We will be able to carry out a number of activities jointly for all three power plants, which is going to cut costs. Another option is the joint purchase of fuel for all three of them. The joint output of both [Polish] plants is higher than that of our large plants, such as Detmarovice or Chvaletice," added Jiri Borovec, vice chairman of the board and CPO at CEZ.

The transaction will be settled within the next few months; the parties agreed not to disclose the purchase price for the companies at this point in time.

Both Skawina and Elcho are situated in the south of Poland and produce co-generated electricity and heat. Via the purchase of PSEG Distribution BV and PSEG Silesia BV, CEZ acquired from the American PSEG group a share of approx. 75 % in the Skawina power plant and approx. 89% in the company, Elcho.

The installed capacity of the Skawina hard coal plant is 590 MW per annum; it produces about 2.8 TWh of electricity per year. Using co-generation technology, this power plant supplies the town of Skawina and the Western boroughs of Krakow with heat and hot water. Its electricity output is sold to a number of local distribution and trade companies in Poland.

Elcho lies 8 km to the northwest of Katowice and produces electricity and heat in cogeneration, achieving a total installed capacity of 220 MW in two modern blocks. 100% of the electricity produced here is bought by the Polish transmission system operator, PSE, whereas the heat is supplied to Katowice and its surroundings.

CEZ thus continues its expansion abroad, having already acquired majority shares in three Bulgarian distribution companies and one Romanian distribution company, and further participating in yet more tenders in the target areas of Southeastern and Central Europe. Among three competitors, CEZ was selected in the privatization tender for the Macedonian ESM; in Poland, the company was re-affirmed in the privatization tender for the Polish hard coal plant in Kozienice in mid-December.

PSEG (listed on the N.Y. stock exchange as NYSE: PEG) is a U.S.-American energy corporation. Among its core members are PSEG Holding, which is mainly concerned with investments into the distribution of power and gas and the production of electricity, both in the U.S. and worldwide; PSEG Power, which owns and operates more than 16,000 MW installed capacity in the U.S.; and PSE&G - a power and gas supplier in New Jersey, USA.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            CEZ, a. s.

                                                     ---------------------------
                                                           (Registrant)

Date:  January 31, 2006

                                                  By:  /s/ Libuse Latalova
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                                                           Libuse Latalova
                                                  Head of Finance Administration